Filed by: ADC Telecommunications, Inc. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: PairGain Technologies, Inc. Subject Company Commission File No.: 0-22202

We urge investors and security holders to read ADC's Registration Statement on Form S-4 and the Prospectus/Proxy Statement of ADC and PairGain relating to the merger transaction described below, when they become available, because they will contain important information. When these and other documents relating to the transaction are filed with the U.S. Securities and Exchange Commission, they may be obtained free at the SEC's web site at http://www.sec.gov. You may also obtain each of these documents (when they become available) for free from ADC by directing your request to Mark Borman, ADC Investor Relations, 612-946-3338

ADC-PAIRGAIN ACQUISITION CONFERENCE CALL
FEBRUARY 23, 2000
7:30 AM CENTRAL

MARK BORMAN

INTRODUCTION

    GOOD MORNING AND THANK YOU FOR JOINING US ON TODAY's CALL GIVEN THE SHORT NOTICE.

    THE CALL WILL INCLUDE BILL CADOGAN, ADC's CHAIRMAN AND CEO, MIKE PASCOE, PAIRGAIN's PRESIDENT AND CEO, AND BOB SWITZ, ADC's CFO.

CAUTIONARY STATEMENT

    BEFORE WE GET STARTED, I NEED TO CAUTION YOU THAT TODAY's CONFERENCE CALL CONTAINS FORWARD-LOOKING STATEMENTS AND THAT FUTURE RESULTS COULD DIFFER MATERIALLY FROM THE FORWARD LOOKING STATEMENTS MADE TODAY. ACTUAL RESULTS MAY BE AFFECTED BY MANY IMPORTANT FACTORS INCLUDING RISKS AND UNCERTAINTIES IDENTIFIED IN THE RECENT 10-K AND 10-Q REPORTS FOR BOTH ADC AND PAIRGAIN.

    I WILL NOW TURN THE CALL OVER TO BILL CADOGAN WHO WILL COMMENT ON THE STRATEGIC IMPORTANCE OF THE ACQUISITION. MIKE PASCOE WILL FOLLOW BILL WITH HIS COMMENTS ON THE OPERATIONAL SYNERGIES THAT PAIRGAIN BRINGS TO THE ACQUISITION, THEN BOB SWITZ WILL PROVIDE A FINANCIAL REVIEW OF THE TRANSACTION.

BILL CADOGAN

STRATEGIC REVIEW

BILL CADOGAN

    FOR THOSE OF YOU WHO COULD JOIN US THIS MORNING, WE ARE PLEASED TO REVIEW WITH YOU OUR STRATEGIC ACQUISITION OF PAIRGAIN TECHNOLOGIES.

    TODAY's ACQUISITION IS ANOTHER SIGNIFICANT STEP FORWARD IN ADC's BROADBAND, MULTISERVICE NETWORK STRATEGY. PAIRGAIN's DSL BROADBAND

ACCESS SYSTEMS ADD SIGNIFICANTLY TO OUR COPPER TWISTED-PAIR PORTFOLIO OF BROADBAND SOLUTIONS USED BY COMMUNICATIONS SERVICE PROVIDERS IN THE LAST MILE OF THE NETWORK. I BELIEVE THE POWER OF THIS ACQUISITION COMES FROM JOINING ADC's COMPREHENSIVE, END-TO-END SYSTEMS LEADERSHIP IN BROADBAND ACCESS WITH PAIRGAIN's DSL TECHNOLOGY LEADERSHIP.

    PAIRGAIN IS IMPORTANT TO ADC's BROADBAND, MULTISERVICE STRATEGY FOR MANY REASONS.

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  FIRST, THE ACQUISITION SOLIDIFIES THE COMBINED COMPANIES AS A LEADING PROVIDER OF HDSL AND HDSL2 SYSTEMS, WHILE ADDING CRITICAL ADSL TECHNOLOGY TO ADC THROUGH PAIRGAIN's AVIDIA PLATFORM. AS A RESULT OF THIS ACQUISITION, WE WILL HAVE INSTALLED BASES WITH ALL THE MAJOR NORTH AMERICAN INCUMBENT LOCAL AND LONG DISTANCE CARRIERS, PLUS SIGNIFICANTLY INCREASED EXPOSURE TO THE FAST GROWING CLEC MARKET. TOGETHER WE WILL BE A MORE FORMIDABLE PLAYER IN GLOBAL MARKETS AS WE LEVERAGE THE COST OF INTERNATIONAL MARKET ENTRY. THIS EXPANSION OF THE CUSTOMER BASE CREATES MORE OPPORTUNITIES TO SELL OUR TRIPLE-PLAY PACKAGE OF BROADBAND NETWORK EQUIPMENT, SOFTWARE SOLUTIONS AND SYSTEMS INTEGRATION SERVICES.

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  SECOND, THE COMBINATION OF ADC's AND PAIRGAIN's PRODUCT PORTFOLIOS RESULTS IN THE WIDEST OFFERING OF HDSL, HDSL2, ADSL AND SDSL-BASED SYSTEMS AVAILABLE. THE ACQUISITION ALSO BROADENS OUR PRODUCT POSITION IN TWO KEY AREAS:

  1.
  THE AVIDIA ADSL ACCESS PLATFORM COMPLEMENTS ADC's CELLWORX PLATFORM, WHICH PROVIDES DSLAM AGGREGATION AND TRANSPORT, AND

  2.
  THE PAIRGAIN PG-FLEX PRODUCT FILLS A LOW END HOLE IN ADC's DIGITAL LOOP CARRIER PRODUCT STRATEGY.

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  THIRD, BY TAKING $30-40 MILLION OF REDUNDANT EXPENSE OUT OF OUR COMBINED COMPANIES, WE HAVE THE IMMEDIATE OPPORTUNITY TO TRANSFORM PAIRGAIN FROM A COMPANY THAT IS LOSING MONEY TODAY TO ONE THAT IS $0.05 ACCRETIVE IN THE FIRST FULL YEAR AS PART OF ADC.

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  THE FOURTH IMPORTANT FACTOR IS THAT THE ACQUISITION STRENGTHENS OUR COMBINED TEAMS WITH THE FINEST TALENT AND EXPERTISE IN DSL PRODUCTS. AS YOU KNOW, WINNING THE WAR FOR TALENT IS FUNDAMENTAL TO OUR CONTINUING SUCCESS AS A COMPANY.

    WHEN THESE STRATEGIC SYNERGIES ARE COMBINED WITH ADC's SUPERIOR REPUTATION FOR CUSTOMER SERVICE, YOU GET THE STRONG LIKELIHOOD OF INCREASING OUR COLLECTIVE SHARE OF PRODUCT SALES. WHILE PAIRGAIN HAS SUFFERED THROUGH SOME PAINFUL CUSTOMER LOSSES OVER THE PAST YEAR, ADC HAS DEMONSTRATED A CLEAR ABILITY TO NOT ONLY RETAIN CRITICAL CUSTOMERS, BUT ALSO TO INCREASE SALES TO THEM. I CAN ASSURE YOU THAT WE WILL DO A BETTER JOB OF ACCOUNT MANAGEMENT IN THE FUTURE THAN WE HAVE DONE IN THE PAST.

    WHY IS THE PAIRGAIN ACQUISITION SIGNIFICANT TO ADC's STRATEGY? THE DSL MARKET IS AT AN IMPORTANT ACCELERATION POINT OF LONG-TERM GROWTH.

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  THE DSLAM MARKET IS EXPECTED TO GROW AT AN ANNUALIZED RATE OF 47% FROM 1999 TO 2003.

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  HIGH-SPEED COMMUNICATIONS CONNECTIONS, SUCH AS HDSL, T3 AND FRAME RELAY LINES, TO BUSINESSES ARE GROWING AT AN ANNUAL RATE OF GREATER THAN 30%.

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  AND, DSL LINES TO RESIDENCES AND SMALL BUSINESSES ARE GROWING AT A FASTER RATE—FROM 300,000 LINES IN 1999 TO OVER 2.5 MILLION LINES IN 2000, THEN PROJECTED TO 13.9 MILLION LINES BY 2004.

    WE ARE EXCITED ABOUT THE PROSPECT OF JOINING TWO GREAT COMPANIES—ADC AND PAIRGAIN. I STRONGLY BELIEVE THE TIME IS NOW TO POSITION ADC FOR THE FRONT END OF THIS TREMENDOUS GROWTH CYCLE.

    AT THIS TIME, I WILL TURN THE CALL OVER TO MIKE PASCOE, PRESIDENT AND CEO OF PAIRGAIN, FOR HIS COMMENTS ON THE OPERATIONAL SYNERGIES OF THIS ACQUISITION.

MIKE PASCOE

    THANK YOU, BILL.

    SPEAKING FOR ALL OF PAIRGAIN's EMPLOYEES, WE ARE EXTREMELY PLEASED TO BECOME PART OF THE ADC TEAM.

    AS A FINANCIALLY STRONG AND LEADING PROVIDER OF BROADBAND, MULTISERVICE SOLUTIONS FOR COMMUNICATIONS SERVICE PROVIDERS, ADC PROVIDES MANY SYNERGIES TO PAIRGAIN's CUSTOMERS, EMPLOYEES AND SHAREOWNERS. PAIRGAIN ALSO PROVIDES MANY SYNERGIES TO ADC's STRATEGY.

    BEFORE I HIGHLIGHT THESE SYNERGIES I WOULD LIKE TO TAKE THIS OPPORTUNITY TO SAY HOW VERY PROUD WE ARE OF THE ACCOMPLISHMENTS ACHIEVED BY OUR ASSOCIATES OVER THE PAST SEVERAL YEARS. IF IT WEREN'T FOR THEIR DEDICATION, SKILL AND DETERMINATION WE WOULD NOT BE IN THE POSITION WE ARE TODAY TO BRING YOU THIS VERY EXCITING NEWS.

    AS BILL MENTIONED, PAIRGAIN PROVIDES ADC WITH MANY STRATEGIC BUILDING BLOCKS TO BECOME A LEADING PROVIDER OF DSL BROADBAND ACCESS SYSTEMS. I WOULD LIKE TO HIGHLIGHT THE OPERATIONAL SYNERGIES AND BENEFITS OF THIS ACQUISITION:

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  FIRST, THE COMBINED COMPANIES ESTABLISH A CRITICAL MASS OF DSL PRODUCTS AND CUSTOMERS. PAIRGAIN's STRONG POSITION INCLUDES MOST, IF NOT ALL, OF THE MAJOR TELECOM SERVICE PROVIDERS IN THE U.S. AND CANADA.

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  SECOND, PAIRGAIN's LATEST DEVELOPMENT, THE AVIDIA SYSTEM, WILL CONTRIBUTE SIGNIFICANTLY TO ADC's GOAL OF BECOMING A WORLD-LEADING BROADBAND ACCESS PROVIDER.

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  THIRD, THE MERGER WILL INCREASE THE EFFECTIVENESS OF OUR RESEARCH AND DEVELOPMENT PROGRAMS THROUGH THE SYNERGIES IN EACH COMPANY's DSL, DSLAM AND DLC OFFERINGS.

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  FOURTH, ADC's BROADBAND CONNECTIVITY, SOFTWARE AND SYSTEMS INTEGRATION SERVICES INCREASE THE VALUE ADDED TO PAIRGAIN's CUSTOMERS WHO ARE ASKING FOR A COMPLETE SOLUTION OF NETWORK EQUIPMENT, SOFTWARE AND SYSTEMS INTEGRATION SERVICES TO DELIVER MULTIPLE BROADBAND SERVICES TO BUSINESSES AND RESIDENCES.

    WE LOOK FORWARD TO FINALIZING THE TRANSACTION AND REALIZING THE STRATEGIC AND OPERATIONAL SYNERGIES OF THE ADC-PAIRGAIN COMBINATION.

BOB SWITZ WILL NOW PROVIDE A FINANCIAL OVERVIEW TO THE TRANSACTION.

BOB SWITZ

FINANCIAL REVIEW

    THANKS MIKE.

    AT APPROXIMATELY $1.6 BILLION, PAIRGAIN IS ADC's LARGEST ACQUISITION TO DATE. BASED ON OUR EXTENSIVE DUE DILIGENCE ANALYSIS, THE NUMEROUS STRATEGIC AND OPERATIONAL SYNERGIES OF THIS ACQUISITION AND INCREASED EXPOSURE TO THE TREMENDOUS GROWTH POTENTIAL OF THE DSL PRODUCT SEGMENT, WE BELIEVE THIS IS AN APPROPRIATE VALUATION FOR THIS STRATEGIC ACQUISITION.

    THE ACQUISITION IS EXPECTED TO BE ACCOUNTED FOR AS A POOLING OF INTERESTS. EACH OUTSTANDING SHARE OF PAIRGAIN WILL BE EXCHANGED FOR 0.43 OF AN ADC SHARE.

    THE ACQUISITION IS EXPECTED TO BE NON-DILUTIVE TO EPS FOR THE BALANCE OF FISCAL YEAR 2000 AND $0.05 ACCRETIVE IN FISCAL YEAR 2001 AS STRATEGIC AND OPERATIONAL SYNERGIES BEGIN TO BE REALIZED. I WOULD LIKE TO EMPHASIZE THAT THIS ACQUISITION IS DRIVEN BY STRENGTHENING OUR POSITION AND INCREASING EXPOSURE TO THE TREMENDOUS REVENUE GROWTH OPPORTUNITY IN THE DSL PRODUCT SEGMENT.

    WE EXPECT TO TAKE A ONE-TIME CHARGE FOR ACQUISITION RELATED EXPENSES, HOWEVER, WE HAVE NOT DETERMINED THE AMOUNT OF THE CHARGE AT THIS TIME.

    AS A RESULT OF THE NUMBER OF APPROVALS REQUIRED AND THE RESTATEMENT OF THE FINANCIAL STATEMENTS AS A RESULT OF POOLING, WE ASK THAT YOU DO NOT REVISE YOUR FINANCIAL MODELS UNTIL AFTER THE DEAL IS CLOSED.

    I WILL NOW TURN THE CALL BACK TO BILL CADOGAN FOR HIS CONCLUDING REMARKS.

BILL CADOGAN

CONCLUDING REMARKS

    THANKS BOB.

    I BELIEVE THAT BOTH ADC AND PAIRGAIN WILL REAP MANY BENEFITS FROM THIS ACQUISITION. THE PAIRGAIN ACQUISITION IS IMPORTANT TO ADC FOR THE FOLLOWING REASONS:

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  CLEAR PRODUCT SYNERGY,

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  SOLID ECONOMICS,

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  THE ACQUISITION IS NONDILUTIVE IN THE SHORT-TERM AND ACCRETIVE IN THE FIRST FULL YEAR,

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  STRONG POSITION IN DSL PRODUCTS,

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  INFUSION OF TALENT—WHICH IS A SCARCE COMMODITY THESE DAYS, AND

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  GLOBAL EXPANSION IN DSL PRODUCTS.

QUESTIONS

    WE WOULD BE GLAD TO ANSWER YOUR QUESTIONS AT THIS TIME.

    IN ORDER TO PROVIDE EQUAL OPPORTUNITY FOR ALL CALLERS TO ASK A QUESTION, WE NEED TO SET THE FOLLOWING GROUND RULES:

1.
WE WILL ONLY ANSWER YOUR FIRST QUESTION, OR

2.
THE FIRST PART OF A MULTI-PART QUESTION.

3.
AFTER OTHERS HAVE HAD A CHANCE TO ASK THEIR FIRST QUESTION, THEN YOU MAY ASK A SECOND QUESTION.